Advanced Emissions Solutions Announces Preliminary Results of Tender Offer

HIGHLANDS RANCH, Colorado - June 7, 2017 – Advanced Emissions Solutions, Inc. (the "Company") (NASDAQ: ADES) today announced the preliminary results of its previously announced modified Dutch Auction tender offer which expired at 5:00 P.M., New York City Time, on June 6, 2017.
Based on the preliminary count by Computershare Trust Company, N.A., the Depositary for the tender offer, a total of approximately 2,958,900 shares of the Company’s common stock were validly tendered and not validly withdrawn at the price of $9.40 per share, the minimum price in the price range specified in the tender offer. This amount includes approximately 208,165 shares that were tendered through notice of guaranteed delivery.
In accordance with the terms and conditions of the tender offer and based on a preliminary count by the Depositary, the Company expects to accept for payment a total of approximately 1,370,891 shares of the Company’s common stock at a price of $9.40 per share, for a total cost of approximately $12.9 million, excluding fees and expenses relating to the tender offer. These shares represent approximately 6.2% of the Company’s total outstanding common stock as of June 6, 2017. The shares of common stock expected to be purchased include the 925,000 shares the Company initially offered to purchase and approximately 445,891 additional shares that the Company has elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding shares of common stock.
Because the tender offer is oversubscribed, the Company expects to purchase only a prorated portion of the shares properly tendered by each tendering stockholder (other than “odd lot” holders whose shares will be purchased on a priority basis) at the final per share purchase price. Based on the preliminary count, and accounting for the effect of odd lot priority on the proration factor, the Depositary has informed the Company that the preliminary proration factor for the tender offer is expected to be approximately 45.4% of the shares of common stock validly tendered at the price of $9.40 and not validly withdrawn based on the total number of shares reported to be tendered at $9.40 and not withdrawn prior to the expiration of the tender offer and accounting for “odd lot” priority and the conditional tender provisions of the tender offer. This preliminary proration factor is subject to change based on, among other things, the number of tendered shares which satisfy the guaranteed delivery procedures.
The number of shares expected to be purchased in the tender offer, the purchase price per share, the aggregate purchase price and the proration factor are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the Depositary and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within the three trading day settlement period. The final number of shares to be purchased in the tender offer, the final purchase price per share, the final aggregate purchase price and the final proration factor will be announced following the expiration of the guaranteed delivery period and the completion by the Depositary of the confirmation process. Payment for the shares accepted for purchase pursuant to the tender offer, and the return of all other shares tendered and not purchased, will occur promptly thereafter.

The Company's tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated May 8, 2017 and as amended May 18, 2017, in which the Company offered to purchase for cash up to 925,000 shares of its common stock, par value of $0.001 per share, at a price per share of not less than $9.40 nor greater than $10.80.

Important Notice
Investor questions concerning the tender offer may be directed to Georgeson LLC, the Information Agent for the offer at (866) 628-6024.
About the Company
Advanced Emissions Solutions, Inc., through our subsidiaries and joint ventures, is a leader in emissions control technologies and associated equipment, chemicals and services to customers in the coal-fired power generation industry. Our proprietary environmental technologies and specialty chemicals enable our customers to enhance existing air pollution control equipment, minimize mercury, acid gases, and other emissions, maximize capacity, and improve operating efficiency to meet the challenges of existing and pending emission control regulations.

Caution on Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which provides a “safe harbor” for such statements in certain circumstances. These forward-looking statements include the preliminary results, which are subject to change. You are cautioned not to place undue reliance on the forward-looking statements and to consult filings we have made and will make with the SEC for additional discussion concerning risks and uncertainties that may apply to our business and the ownership of our securities.

About Advanced Emissions Solutions, Inc.
Advanced Emissions Solutions, Inc. serves as the holding entity for a family of companies that provide emissions solutions to customers in the power generation and other industries.

ADA-ES, Inc. (“ADA”) is a wholly-owned subsidiary of Advanced Emissions Solutions, Inc. (“ADES”) that provides emissions control solutions for coal-fired power generation and industrial boiler industries. With more than 25 years of experience developing advanced mercury control solutions, ADA delivers proprietary environmental technologies, equipment and specialty chemicals that enable coal-fueled boilers to meet emissions regulations. These solutions enhance existing air pollution control equipment, maximizing capacity and improving operating efficiencies. Our track record includes securing more than 30 US patents for emissions control technology and systems and selling the most activated carbon injection systems for power plant mercury control in North America. For more information on ADA, and its products and services, visit www.adaes.com or the ADA Blog (http://blog.adaes.com/).

Tinuum Group, LLC is a 42.5% owned joint venture by ADA that provides ADA’s patented Refined Coal CyClean™ technology to enhance combustion of and reduce emissions of NOx and mercury from coal in cyclone boilers and ADA’s patented M-45™ and patent pending M-45-PC™ technologies for Circulating Fluidized boilers and Pulverized Coal boilers respectively. www.tinuumgroup.com

Source: Advanced Emissions Solutions, Inc.
Investor Contact:
Alpha IR Group
Chris Hodges or Ryan Coleman
312-445-2870
ADES@alpha-ir.com

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